SGS Geological Services 10 boul. de la Seigneurie Est, Suite 203 Blainville, Québec, Canada, J7C 3V5

Allan Armitage

CONSENT OF QUALIFIED PERSON

I, Allan Armitage, Ph.D., P.Geo., consent to the public filing of the amended technical report titled "Mineral Resource Estimate for the Pitarrilla Ag-Pb-Zn Project, Durango State, Mexico" effective October 6, 2022 and dated March 15, 2023 (the "Amended Technical Report") by Endeavour Silver Corp.

I also consent to any extracts from, or a summary of, the Technical Report in the news release dated March 29, 2023 (the "News Release") of Endeavour Silver Corp.

I certify that I have read the News Release being filed by Endeavour Silver Corp. and that it fairly and accurately represents the information in the sections of the Amended Technical Report for which I am responsible.

Dated this 29th day of March, 2023

"Original Signed"

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Allan Armitage, Ph.D., P.Geo.

Senior Resource Geologist

SGS Canada Inc. - Geological Services